UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2025

Commission File Number 001-39007

Borr Drilling Limited

S. E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 11, 2025, Borr Drilling Limited, an exempted company incorporated under the laws of Bermuda (the “Company”), filed a prospectus supplement to its automatic shelf registration statement on Form F-3 (Registration No. 333-286490) covering the resale of up to 62,888,215 of the Company’s common stock, par value $0.10 per share (the “Prospectus Supplement”).

The Company is filing this Current Report on Form 6-K to provide a legal opinion of its counsel, Conyers Dill & Pearman LLP, regarding the legality of the securities covered by the Prospectus Supplement, which opinion is attached hereto as Exhibit 5.1.

Exhibits 5.1 and 23.1 to this Report on Form 6-K are incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-286490) filed with the Securities and Exchange Commission on April 11, 2025.

Exhibits

No.	Description
5.1	Opinion of Conyers Dill & Pearman LLP
23.1	Consent of Conyers Dill & Pearman LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 11, 2025

Borr Drilling Limited

By:	/s/ Mi Hong Yoon
	Name:	Mi Hong Yoon
	Title:	Director